UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Lambros Hajigeorghi

Banasino Investments Limited

Grayoak House

9 Tagmatarchou Pouliou

1101 Ayios Andreas Nicosia, Cyprus

+357 22273860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 952845105	Page 1 of 11

1	NAME OF REPORTING PERSONS Banasino Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 7,144,294 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 7,144,294 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,144,294 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”), directly held by Banasino Investments Limited and ECCM Bank PLC. ECCM Bank PLC is a subsidiary of Banasino Investments Limited. Banasino Investments Limited directly holds a 98.25% interest in ECCM Bank PLC, and the remaining 1.75% interest is held by a wholly-owned subsidiary of Banasino Investments Limited. Any action by ECCM Bank PLC with respect to the Issuer or the Issuer’s securities held by ECCM Bank PLC, including voting and dispositive decisions, are made by a majority of the directors of ECCM Bank PLC, each of whom is appointed and may be removed by Banasino Investments Limited. Any action by Banasino Investments Limited with respect to the Issuer or the Issuer’s securities directly held by Banasino Investments Limited, including voting and dispositive decisions, are made by a majority of its directors, each of whom is appointed and may be removed by Luda Stiftung, the parent organization of Banasino Investments Limited.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 104,587,081 as of October 26, 2021 as disclosed in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2021.

CUSIP No. 952845105	Page 2 of 11

1	NAME OF REPORTING PERSONS Luda Stiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 7,144,294 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 7,144,294 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,144,294 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of the Issuer directly held by Banasino Investments Limited and ECCM Bank PLC, for which Luda Stiftung may be deemed to be a beneficial owner. Banasino Investments Limited and ECCM Bank PLC are wholly-owned direct and indirect subsidiaries, respectively, of Luda Stiftung. Luda Stiftung is governed by three board members. Luda Stiftung has the power to appoint and remove directors of Banasino Investments Limited. Any such appointment or removal decision is made by a majority of the board members of Luda Stiftung.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 104,587,081, as of October 26, 2021 as disclosed in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on October 28, 2021.

CUSIP No. 952845105	Page 3 of 11

1	NAME OF REPORTING PERSONS ECCM Bank PLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 315,975 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 315,975 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,975 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) (See Instructions) BK

(1)	This amount consists of common shares of the Issuer directly held by ECCM Bank PLC. Any action by ECCM Bank PLC with respect to the Issuer or the Issuer’s securities held by ECCM Bank PLC, including voting and dispositive decisions, are made by a majority of the directors of ECCM Bank PLC, each of whom is appointed and may be removed by Banasino Investments Limited, the parent company of ECCM Bank PLC.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 104,587,081 as of October 26, 2021 as disclosed in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on October 28, 2021.

CUSIP No. 952845105	Page 4 of 11

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”), of the Issuer. The principal executive office of the Issuer is located at 501-858 Beatty Street, Vancouver, British Columbia, Canada V6B 1C1.

ITEM 2.	IDENTITY AND BACKGROUND

(a)       This Schedule 13D is being filed jointly and on behalf of (i) Banasino Investments Limited, a limited liability company formed under the laws of Cyprus, (ii) Luda Stiftung, a discretionary, irrevocable foundation formed under the laws of Liechtenstein, and (iii) ECCM Bank PLC, a bank regulated by the Malta Financial Services Authority (each a “Reporting Person” and together the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1.

(b)       The principal business address of Banasino Investments Limited is Grayoak House, 9 Tagmatarchou Pouliou, 1101 Ayios Andreas, Nicosia, Cyprus. The principal business address of Luda Stiftung is 79 Austrasse, 9490 Vaduz, Liechtenstein. The principal business address of ECCM Bank PLC is the Adelaide, 230/231, Tower Road, 1601 Sliema, Malta. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A and incorporated by reference herein.

(c)       Banasino Investments Limited operates as a holding company with principal activities of holding investments in companies in the financial and insurance business and the wood-panel manufacturing industry and providing management information systems and software licensing. Luda Stiftung is a discretionary, irrevocable foundation, the purpose of which is administering, securing and increasing the assets of the foundation, securing the continued existence of any directly or indirectly held companies and supporting beneficiaries through distribution of benefits. Entities that are wholly owned by Luda Stiftung operate in manufacturing wood-based panels; they also provide benefits to charitable and cultural institutions. ECCM Bank PLC is a Maltese-regulated bank that offers banking services to international corporate clients. Such services include short- and long-term lending, taking deposits and providing payment services.

Banasino Investments Limited is a wholly-owned subsidiary of Luda Stiftung. ECCM Bank PLC is a subsidiary of Banasino Investments Limited. Banasino Investments Limited directly holds a 98.25% interest in ECCM Bank PLC, and the remaining 1.75% interest is held by a wholly-owned subsidiary of Banasino Investments Limited.

(d)-(e)      During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 952845105	Page 5 of 11

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 5 is hereby incorporated by reference herein.

From April 9, 2021 to February 3, 2022 (prior to market open), the Reporting Persons purchased an aggregate of 7,144,294 Common Shares in the open market for approximately CAD $777,862,336.

ECCM Bank PLC purchased 315,975 Common Shares between April 9, 2021 and September 15, 2021, for approximately CAD $29,200,712. The source of these funds was the working capital of ECCM Bank PLC.

Banasino Investments Limited purchased 6,828,319 Common Shares between September 15, 2021, and February 3, 2022 (prior to market open), for approximately CAD $748,661,624. The sources of these funds were working capital of Banasino Investments Limited and the following three financing and debt arrangements, each made for the sole purpose of purchasing equity in the Issuer:

(i)	€41,000,000 borrowed by Banasino Investments Limited under an unsecured €45,000,000 revolving credit facility with Kronoeast Finance Ltd, a Cyprus finance company, bearing an interest rate of 1.3% plus 6M EURIBOR per annum (subject to a 0% floor on 6M EURIBOR) and maturing on September 30, 2023;

(ii)	€45,000,000 deposited with Banasino Investments Limited by Kronospan Holdings East Ltd, a Cyprus holding company holding investments in the wood-panel manufacturing industry mainly operating in Russia and Belarus (“Kronospan East”); deposits bear interest at a rate of 0.25% per annum, may be made at Kronospan East’s discretion and may be withdrawn upon 10 days’ prior notice; and

(iii)	€389,000,000 deposited with Banasino Investments Limited by Kronospan Holdings PLC, a Cyprus holding company holding investments in the wood-panel manufacturing industry mainly operating in Austria, Czech Republic, Poland, Ukraine and Slovakia (“Kronospan Holdings”); deposits bear interest at a rate of 0.25% per annum, may be made at Kronospan Holdings’ discretion and may be withdrawn upon 10 days’ prior notice.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following: The information in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s business and financial condition, results of operations and prospects and the Reporting Persons’ respective interests in, and intentions with respect to, the Issuer and the Reporting Persons’ respective investments in the securities of the Issuer; general economic and industry conditions; financial and stock market considerations, including the market price of securities of the Issuer and currency fluctuations; developments with respect to the business of the Reporting Persons; changes in law and government regulations; as well as other developments and other business or investment opportunities. Subject to and based upon that ongoing evaluation, the Reporting Persons intend to make additional purchases of shares of outstanding Common Shares, from time to time, to acquire aggregate beneficial ownership not to exceed 9.9% of the outstanding Common Shares of the Issuer, through open market purchases, private agreements or otherwise. However, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time, (i) determine to cease acquiring additional securities of the Issuer, (ii) dispose of all or a portion of the securities of the Issuer owned by any of them, (iii) propose or undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Common Shares not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer, or (iv) take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

CUSIP No. 952845105	Page 6 of 11

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information set forth in Items 2, 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b)     The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 7,144,294 Common Shares, constituting approximately 6.8% of the currently outstanding Common Shares. The percentage of Common Shares is based on an aggregate number of 104,587,081 outstanding Common Shares as of October 26, 2021 as disclosed in Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on October 28, 2021.

(i)	Banasino Investments Limited

(a)	As of February 3, 2022, prior to market open, Banasino Investments Limited may be deemed the beneficial owner of 7,144,294* Common Shares, constituting a percentage of approximately 6.8% of the outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 7,144,294* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 7,144,294* Common Shares

* Includes 315,975 Common Shares directly held by ECCM Bank PLC.

(ii)	Luda Stiftung

(a)	As of February 3, 2022, prior to market open, Luda Stiftung may be deemed the beneficial owner of 7,144,294* Common Shares, constituting a percentage of approximately 6.8% of the outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 7,144,294* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 7,144,294* Common Shares

* Includes 6,828,319 Common Shares directly held by Banasino Investments Limited and 315,975 Common Shares directly held by ECCM Bank PLC.

CUSIP No. 952845105	Page 7 of 11

(iii)	ECCM Bank PLC

(a)	As of February 3, 2022, prior to market open, ECCM Bank PLC may be deemed the beneficial owner of 315,975 Common Shares, constituting a percentage of approximately 0.3% of the outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 315,975 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 315,975 Common Shares

(c)	Schedule B, which is incorporated by reference into this Item 5(c), describes all of the transactions in Common Shares or derivatives relating to Common Shares that were effected in the past 60 days by the Reporting Persons. Except as set forth in Schedule B attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d)	Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 2, 3 and 5 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 6.

On February 3, 2022, the Reporting Persons entered into the Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement

99.2	Power of Attorney (Luda Stiftung)

99.3	Power of Attorney (ECCM Bank PLC)

CUSIP No. 952845105	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2022

BANASINO INVESTMENTS LIMITED

By:	/s/ Michael Ioannou
Name:	Michael Ioannou
Title:	Director

By:	/s/ Lambros George Hajigeorghi
Name:	Lambros George Hajigeorghi
Title:	Director

LUDA STIFTUNG

By:	/s/ Dr. Matthias K. Müller
Name:	Dr. Matthias K. Müller
Title:	Board Member

By:	/s/ Ernst Blöchlinger
Name:	Ernst Blöchlinger
Title:	Board Member

ECCM BANK PLC

By:	/s/ Patrick J. Galea
Name:	Patrick J. Galea
Title:	Director

By:	/s/ Anthony C. Schembri
Name:	Anthony C. Schembri
Title:	CEO and Managing Director

CUSIP No. 952845105	Page 9 of 11

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the directors or board members and executive officers of Banasino Investments Limited, Luda Stiftung and ECCM Bank PLC are set forth below.

Banasino Investments Limited

Directors

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Michael Ioannou, Director	Grayoak House, 9 Tagmatarchou Pouliou Street, 1101 Ayios Andreas, Nicosia, Cyprus	Director/board member of entities controlled by the Luda Stiftung foundation	Cyprus
Lambros George Hajigeorghi, Director	Grayoak House, 9 Tagmatarchou Pouliou Street, 1101 Ayios Andreas, Nicosia, Cyprus	Director/board member of entities controlled by the Luda Stiftung foundation	Cyprus

Luda Stiftung

Foundation Board Members

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Clive David Stanford, Foundation Board Member	West Hill House, 32 West Hill, Epsom, Surrey, KT19 8JD, United Kingdom	Director at BHG Advisers Ltd.	United Kingdom
Dr. Matthias K. Müller, Chairman of the Foundation Board	Rütihofstrasse 1, 9052 Niederteufen, Switzerland	Director at Xylo Technologies AG	Switzerland
Ernst Blöchlinger, Foundation Board Member	Herrgengasse 21, 9490 Vaduz, Liechtenstein	Chief Competence Officer at Industrie- und Finanzkontor Etablissement	Switzerland

CUSIP No. 952845105	Page 10 of 11

ECCM Bank PLC

Directors

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Anthony C. Schembri, CEO and Managing Director	The Adelaide, 230/231, Tower Road, 1601 Sliema, Malta	CEO and Managing Director of ECCM Bank PLC	Malta
Christian Golsner, Non-executive Director	Färberstrasse 4, 8832 Wollerau, Switzerland	Chief Investment Officer at SG Partner AG	Switzerland
Clive David Stanford, Non-executive Director	West Hill House, 32 West Hill, Epsom, Surrey, KT19 8JD, United Kingdom	Director at BHG Advisers Ltd	United Kingdom
Matthias Kaindl, Non-executive Director	183, Argali House, MST 1858 Mosta, Malta	Senior manager at Kronoplus Limited	Switzerland
Michael Rudolf Mendel, Non-executive Director	Taborstraße 1-3, OG 14, 1020, Vienna	COFAG - COVID-19 Finanzierungsagentur des Bundes GmbH	Germany
Patrick J. Galea, Chairman	58, Old Bakery Street, Valletta VLT 1454, Malta	Partner at SAGA JURIS Advocates	Malta
Dr. Stefan Schmittmann, Non-executive Director	Gereutstr. 4a, D 82031 Gruenwald, Munich, Germany	Freelance Consultant	Germany

Executive Officers

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Jessica Fenech, Chief Financial Officer	The Adelaide, 230/231, Tower Road, 1601 Sliema, Malta	CFO of ECCM Bank PLC	Malta
Donald Muscat, Chief Risk Officer and MLRO	The Adelaide, 230/231, Tower Road, 1601 Sliema, Malta	CRO/MLRO of ECCM Bank PLC	Malta
Kevin Galea, Chief Officer Corporate Banking	The Adelaide, 230/231, Tower Road, 1601 Sliema, Malta	COCB of ECCM Bank PLC	Malta

CUSIP No. 952845105	Page 11 of 11

SCHEDULE B

Transactions in West Fraser Co. Ltd. Stock Within the Past 60 Days

Name	Trade Date	Buy/Sell/ Exercise	No. of Shares / Quantity	Unit Cost (CAD)	Strike Price	Trade Amount (CAD)	Security	Expiration Date
Banasino Investments Limited	12/06/2021	Buy common stock	54,400	109.1933	-	5,940,117.91	Common Shares	-
Banasino Investments Limited	12/06/2021	Buy common stock	23,800	109.0010	-	2,594,223.11	Common Shares	-
Banasino Investments Limited	12/07/2021	Buy common stock	113,100	112.5334	-	12,727,525.28	Common Shares	-
Banasino Investments Limited	12/08/2021	Buy common stock	13,100	112.8209	-	1,477,954.24	Common Shares	-
Banasino Investments Limited	12/08/2021	Buy common stock	105,272	112.2557	-	11,817,386.37	Common Shares	-
Banasino Investments Limited	12/09/2021	Buy common stock	28,878	111.5260	-	3,220,647.77	Common Shares	-
Banasino Investments Limited	12/09/2021	Buy common stock	44,728	111.3562	-	4,980,739.58	Common Shares	-
Banasino Investments Limited	12/09/2021	Buy common stock	53,500	111.7212	-	5,977,083.88	Common Shares	-
Banasino Investments Limited	12/10/2021	Buy common stock	46,500	111.8923	-	5,202,990.97	Common Shares	-
Banasino Investments Limited	12/10/2021	Buy common stock	88,900	112.0800	-	9,963,910.58	Common Shares	-
Banasino Investments Limited	12/13/2021	Buy common stock	11,100	111.9660	-	1,242,822.12	Common Shares	-
Banasino Investments Limited	12/13/2021	Buy common stock	81,100	111.7972	-	9,066,752.27	Common Shares	-
Banasino Investments Limited	12/14/2021	Buy common stock	68,900	112.0067	-	7,717,263.42	Common Shares	-
Banasino Investments Limited	12/14/2021	Buy common stock	68,400	111.0347	-	7,594,771.91	Common Shares	-
Banasino Investments Limited	12/15/2021	Buy common stock	31,600	110.4929	-	3,491,576.40	Common Shares	-
Banasino Investments Limited	12/15/2021	Buy common stock	125,000	109.2578	-	13,657,228.00	Common Shares	-
Banasino Investments Limited	12/16/2021	Buy common stock	11,300	112.9371	-	1,276,188.67	Common Shares	-
Banasino Investments Limited	12/17/2021	Buy common stock	138,700	112.6744	-	15,627,933.32	Common Shares	-
Banasino Investments Limited	12/20/2021	Buy common stock	143,900	110.9077	-	15,959,622.92	Common Shares	-
Banasino Investments Limited	12/21/2021	Buy common stock	6,100	111.8866	-	682,508.50	Common Shares	-
Banasino Investments Limited	12/21/2021	Buy common stock	80,500	111.7178	-	8,993,282.09	Common Shares	-
Banasino Investments Limited	01/18/2022	Buy common stock	109,300	121.0697	-	13,232,922.25	Common Shares	-
Banasino Investments Limited	01/19/2022	Buy common stock	40,700	120.6919	-	4,912,162.28	Common Shares	-
Banasino Investments Limited	01/20/2022	Buy common stock	100,000	119.6371	-	11,963,708.50	Common Shares	-
Banasino Investments Limited	01/21/2022	Buy common stock	150,000	113.8523	-	17,077,839.30	Common Shares	-
Banasino Investments Limited	01/21/2022	Buy common stock	50,000	112.6458	-	5,632,292.00	Common Shares	-
Banasino Investments Limited	01/21/2022	Buy common stock	25,000	111.3046	-	2,782,615.65	Common Shares	-
Banasino Investments Limited	01/24/2022	Buy common stock	200,000	110.3608	-	22,072,160.00	Common Shares	-
Banasino Investments Limited	01/25/2022	Buy common stock	327,000	112.9586	-	36,937,451.41	Common Shares	-
Banasino Investments Limited	01/26/2022	Buy common stock	73,000	114.5297	-	8,360,671.39	Common Shares	-
Banasino Investments Limited	01/26/2022	Buy common stock	300,000	115.3133	-	34,593,988.80	Common Shares	-
Banasino Investments Limited	01/27/2022	Buy common stock	214,500	116.4179	-	24,971,633.76	Common Shares	-
Banasino Investments Limited	01/28/2022	Buy common stock	271,800	116.2389	-	31,593,746.07	Common Shares	-
Banasino Investments Limited	01/31/2022	Buy common stock	253,265	117.1795	-	29,677,462.52	Common Shares	-
Banasino Investments Limited	02/01/2022	Buy common stock	162,242	119.3111	-	19,357,274.89	Common Shares	-
Banasino Investments Limited	02/02/2022	Buy common stock	117,834	122.6090	-	14,447,513.15	Common Shares	-